SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -----------------

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                          (Amendment No. ____________)1


                         PRODUCTIVITY TECHNOLOGIES CORP.
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                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.001
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                           (Title Class of Securities)


                                  743 088 10 6
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                                 (CUSIP Number)

                              Robert Bancroft, Esq.
                           Hicks, Schmidlin & Bancroft
                         2300 Austin Parkway - Suite 120
                              Flint, Michigan 48507
                                  810-232-5038
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 22, 1998
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d- 1(g), check the following box |_|.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 Pages)
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1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

                                  SCHEDULE 13D


CUSIP No.    743 088 10 6                       Page   2   of   6   Pages
          ---------------------                      -----    -----

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Michael D. Austin
                ###-##-####
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)|X|
                                                                 (b)|_|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

                 00
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                     |_|

                 N/A
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
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                            7        SOLE VOTING POWER

                         -----------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                     236,900
         OWNED BY        -----------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON         -----------------------------------------------------
           WITH            10        SHARED DISPOSITIVE POWER

                                        236,900
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  236,900
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.77%
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14        TYPE OF REPORTING PERSON*

                     IN
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     *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 6 Pages

                                  SCHEDULE 13D


CUSIP No.    743 088 10 6                         Page   3   of   6   Pages
          -----------------------                       -----    -----

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Michael D. Austin Revocable Trust
                [FEIN Application Pending]
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|X|
                                                                        (b)|_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

                 00
------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                     |_|

                 N/A
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
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                            7        SOLE VOTING POWER

                         -----------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                     236,900
         OWNED BY        -----------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON         -----------------------------------------------------
           WITH            10        SHARED DISPOSITIVE POWER

                                        236,900
------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  236,900
------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|
------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.77%
------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                     00
------------------------------------------------------------------------------

     *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 3 of 6 Pages

Item 1.           Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $.001 per value per share, of Productivity Technologies Corp. (the "Issuer"), a Delaware corporation having principal offices at 509 Madison Avenue, New York, New York 10022.


Item 2.           Identity and Background.

                  (a) Name. Michael D. Austin and Michael D. Austin Revocable Trust Dated July 30, 1998 ("Austin Trust"). Michael D. Austin is the sole trustee and sole beneficiary of the Austin Trust.

                  (b)      Address.         3246 Fieldstone
                                            Flushing, Michigan  48433

                  (c) Michael D. Austin is the President of Atlas Technologies, Inc.

                           Atlas Technologies, Inc.
                           201 S. Alloy
                           Fenton, MI  48430

                  (d) Mr. Austin has never been convicted in a criminal proceeding.

                  (e) Mr. Austin has never been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f)      United States of America.


Item 3.           Source and Amount of Funds or other Consideration.

                  The Issuer has made a capital contribution of 150,000 shares of common stock to Atlas Technologies, Inc., a wholly owned subsidiary of the Issuer, which will then distribute these shares to the Austin Trust as compensation for Mr. Austin's services. No portion of the purchase price is or will be represented by borrowed funds.

Item 4.           Purpose of Transaction.

(a) Michael Austin and the Austin Trust have, at this time, no intention of purchasing additional securities of the Issuer. With respect to any disposition of the securities being transferred, the stock is subject to a three-year restriction appearing on the legend of the certificate, and Mr. Austin and the Austin Trust have no legal right to convey the stock prior to expiration of this three-year time period.

(b) Michael Austin is unaware of any extraordinary corporate transaction involving the Issuer.

(c) Michael Austin is unaware of any sale or transfer of a material part of the assets of the Issuer.

                                Page 4 of 6 Pages

(d) Michael Austin is unaware of any change in the present Board of Directors of the Issuer, other than a recommendation that Michael Austin become a Board member.

(e) Michael Austin is unaware of any material change in the present capitalization or dividend policy of the Issuer.

(f) Michael Austin is unaware of any material changes in the Issuer's business or corporate structure other than the previously disclosed fact that the Austin Trust is receiving 150,000 shares of common stock and the Ronald M. Prime Revocable Trust Dated October 7, 1977, As Amended is also receiving 150,000 shares of common stock.

(g) Michael Austin is unaware of any changes in the Issuer's charter, bylaws or other similar instruments.

(h) Michael Austin is unaware of any event that would cause the Issuer to be delisted from any national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Michael Austin is unaware of any facts that would cause the class of equity securities of the Issuer to become eligible for termination pursuant to Section 12(g)(4) of the Act.

(j) Michael Austin is unaware of any actions similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer.

(a) Prior to the issuance of the 150,000 shares, Michael Austin owned 86,900 shares of common stock of the Issuer. After completion of the issuance of the shares, all shares owned by Mr. Austin will have been contributed to the Austin Trust and Mr. Austin and the Austin Trust will beneficially own an aggregate 236,900 shares, or 9.77 percent, of the outstanding shares of the Issuer's common stock.

(b) Mr. Austin and the Austin Trust have the shared power to vote or direct the vote for all of the 236,900 shares, and shared power to dispose or direct the disposition of the 236,900 shares, subject to the three-year restriction on transfer set forth at Item 4(a).

(c) No transactions by Michael Austin or the Austin Trust in the class of securities to which this statement relates have been effected during the past 60 days other than the transaction described in this statement.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

By Agreement of July 22, 1998, the Issuer will distribute 150,000 shares of stock to the Austin Trust. Pursuant to the Agreement, the stock cannot be transferred for a period of three years, and thereafter, can only be transferred in accordance with the registration requirements of the Securities Act of 1933, as

                                Page 5 of 6 Pages
amended, or an applicable exemption therefrom. In all other respects, there are no transfers of any voting rights of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the securities are pledged or may be pledged or shall be subject to a contingency or occurrence which could give another person voting power or investment power.

The shares in question are, as disclosed above, held in the Austin Trust. Michael Austin is the Trustee of the Austin Trust and is beneficiary of the Trust. Mr. Austin has the right to revoke the Trust at any time.


Item 7.           Materials to be Filed as Exhibits.

Agreement of July 22, 1998 by and between Productivity Technologies Corp., Ronald M. Prime, Michael D. Austin and Atlas Technologies,
                                      Inc.


                                   SIGNATURES

AFTER  REASONABLE  INQUIRY  AND TO THE BEST OF THE  KNOWLEDGE  AND BELIEF OF THE
UNDERSIGNED, THE UNDERSIGNED CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


Dated:            August 20, 1998

                                             /s/ Michael D. Austin
                                             ------------------------
                                                 MICHAEL D. AUSTIN


                                             MICHAEL D. AUSTIN REVOCABLE TRUST


                                             By: /s/ Michael D. Austin
                                             -------------------------------
                                              Michael D. Austin, Trustee


                                Page 6 of 6 Pages